Punch
A BOUTIQUE INVESTMENT ADVISORY

Board of Trustees
Madison Covered Call and Equity Strategy Fund
C/O Holly S. Baggot, Secretary
C/O Madison Asset Management, LLC
550 Science Drive
Madison, WI 53711

May 17, 2016

Dear Members of the Board of Trustees:

We are writing to you today as one of the largest shareholders of the Madison Covered Call and Equity Strategy Fund (MCN) to express our concerns with the recently announced reorganization proposal between the fund and the Madison Strategic Sector Premium Fund (MSP). While we are reluctant to express these views publicly, we feel impelled by our own fiduciary duty to recommend to the Trustees and Management of the fund that the proposed reorganization be modified on more shareholder-friendly terms.

Punch & Associates Investment Management Inc. is the beneficial owner of approximately **1.15 million** shares of MCN, representing 6.0% of the shares outstanding, and we have been shareholders since the first quarter of 2012.

Background

Over the past four years, we have been disappointed by the track record of the fund and its advisor. Since its inception in July of 2004, a period spanning nearly twelve years,

- **MCN has significantly underperformed the broader equity market on both a net asset value (NAV) and market value basis** (+60.6% and +47.9% compared to +139.3% for the S&P 500);
- **MCN has significantly underperformed its benchmark on both a net asset value (NAV) and market value basis** (+60.6% and +47.9% compared to +76.6% for the CBOE S&P 500 BuyWrite Monthly Index);
- **MCN shares have persisted at a significant discount to their NAV**, with shares trading at a discount in 81% of months since inception, at an average discount of 10.5% in those months;
- **The fund has not traded at parity with its NAV since July of 2007.**

These facts are troubling to us and likely to other interested shareholders. The advisor of the fund has produced disappointing results and now shareholders deserve better.

The Merger Proposal

In this light, we view the recent reorganization proposal as a transaction whose benefits primarily inure to the advisor and not to shareholders. While there may be expense savings for the combined fund to

Punch & Associates Investment Management, Inc.
7701 France Avenue South, Suite 300, Edina, MN 55435 Phone: (952) 224 4350 or (800) 241 5552 Fax: (952) 224 4351 www.punchinvest.com

Exhibit 7.1-1

shareholders, there will also be significant transaction costs, and there will almost certainly be savings for the advisor. While the board points to "the opportunity to reduce the market discount fund's prices from their net asset values," it is questionable and we think even unlikely that shareho will see narrower discounts once the merger takes place. Certainly, this hopeful statement by the b is not backed up with any concrete, meaningful action by the fund or the advisor to enh shareholder value. We would like to take this opportunity to remind the Trustees of the fund of their fiduciary du shareholders, not to the advisor of the fund. We are troubled that, according to the 2015 MCN P each of the three "independent" trustees oversees no less than 43 portfolios in the fund complex o advisor, and that Messrs. Blake and Imhoff hold less than $100,000 of MCN shares, while Mr. owns none. We think this lack of equity ownership creates a lack of alignment with shareh interests. This transaction is an opportunity to create value for shareholders and to take tangible steps to re the poor investment experience of the shareholders of the fund. Recommended Actions It is our strong recommendation to the Board that the proposed transaction be modified with shareholder-friendly actions in mind. We fail to see meaningful benefits to the merger, especial light of the likely costs to the fund, and urge the Board to take more concrete steps toward cre shareholder value. Specifically, we recommend that the board either: 1. Allow shareholders to gain liquidity for their shares at net asset value through a sizable tender offer, or 2. Allow shareholders to participate in the advisor's open-end fund strategies where no disc exists by converting MCN into an open-end fund structure and/or merging it into one of advisor's existing open-end funds. To proceed with the proposed reorganization under the proposed terms, without signifi shareholder-friendly action,would be a disservice to current shareholders. Thank you for your attention. Regards, Managing Partner *all data and figures from SEC filings and/or Bloomber